Exhibit (a)(3)

Dear Carbonistas:

As many of you are aware, on December 24, 2014, j2 Global, Inc. initiated an unsolicited tender offer to acquire all of the outstanding shares of Carbonite stock at $15 per share. Since then, the Board of Directors has worked closely with our legal and financial advisors to evaluate the offer and determine a recommendation for stockholders.

This afternoon we announced that, after careful consideration, Carbonite’s Board of Directors unanimously recommended that stockholders reject j2’s offer. We also announced that the Board has authorized the exploration of strategic alternatives. Potential strategic alternatives could include a possible sale of the company and/or material acquisitions that will help maximize stockholder value. A copy of the press release is attached.

In making its determination, the Board concluded that j2’s offer substantially undervalues the Company and is not in the best interests of Carbonite stockholders. In addition, the Board believes that the execution of our strategic plan will deliver far greater value to stockholders than j2’s offer.

There is no question that there is tremendous value in our company. Thanks to everyone’s hard work, Carbonite today has a strong market position, deep technical expertise, and a winning portfolio of leading cloud and hybrid backup and archiving solutions. We do not yet know what the strategic review process will bring, and there can be no assurance that it will result in any transaction. That said, I am very optimistic about our future.

We must remain committed to serving our customers and partners, as we always have. I encourage everyone to stay focused on your day-to-day responsibilities because that is truly what is in the best interest of our company and all of our constituents.

As a result of today’s announcement, it is likely that we will be in the news and that’s to be expected. Should you receive any media inquiries, please forward them to Megan Wittenberger and direct any investor inquiries to Emily Walt.

As always, thank you for your continued dedication to Carbonite.

Warm Regards,

Mohamad Ali

President and CEO